

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Danny Sheng Wu Yeung
Chief Executive Officer
Prenetics Global Ltd
Unit 701-706, K11 Atelier King's Road
728 King's Road, Quarry Bay
Hong Kong

> **Re: Prenetics Global Ltd**
> **Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022**
> **Filed May 1, 2023**
> **File No. 001-41401**

Dear Danny Sheng Wu Yeung:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Nadia Wong, Esq.